Via EDGAR

January 26, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Jagged Peak Energy Inc.

Registration Statement on Form S-1
File No. 333-215179

Ladies and Gentlemen:

In response to an oral comment regarding the above referenced Registration Statement received on January 25, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Q-Jagged Peak Investment Partners, LLC being deemed an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”), Jagged Peak Energy Inc. intends to make the revisions indicated on the changed pages included as Annex A to the final prospectus to be filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790.

Very truly yours,

JAGGED PEAK ENERGY INC.

By:	/s/ Christopher I. Humber
Name:	Christopher I. Humber
Title:	Executive Vice President, General Counsel & Secretary

cc:                                Joseph N. Jaggers, Jagged Peak Energy Inc.

Robert W. Howard, Jagged Peak Energy Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.

Annex A

[See attached.]